UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRICATE ISSUER PURSUANT TO RULE 13a - 16 OR 15b - 16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of ____April 2008____

Commission File Number 001-13803

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Level 3, 40 Johnston Street, Wellington 6145 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☒   No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: April 8th, 2008	By:	/s/ Thompson Jewell

(Signature)

Thompson Bruce Jewell
	Title:	CEO

Austral Pacific says reports misleading

Wellington, New Zealand - April 8, 2008 - Austral Pacific Energy Ltd. (TSX-V: APX; NZSX: APX; AMEX: AEN)

Austral Pacific says reports that it is in financial difficulty are misleading, and although the company has, as acknowledged in its financial statements, short term liquidity issues, it is executing a plan to manage the cash flow challenge and to unlock the significant value in its Cheal asset, which holds some US$72 million (NZ$91 million) of proven and probable reserves[1].

Commenting on recent media reports, Austral Pacific chief executive officer, Thom Jewell, said: "We have a programme to address the company’s short term issues and we’re very excited about working toward realizing the full potential of our Cheal asset in the immediate term.

“Concerns have arisen from the fact that the Cheal field has taken longer than expected – and cost more than expected – and has not produced at the production levels anticipated.”

As a result, Austral has been unable to meet certain completion clauses and covenant ratios specified in its agreements with its bankers. Technically, therefore, the company has had to account for the debt as a current liability.

This was a major component in sparking the ‘going concern’ comment.

The company has been working closely with its bankers to restructure the debt, given future plans.

Jewell said: “We have been very fortunate to have such a supportive banker who is working with us to ensure our short and long term success.

“But, while the directors cited this caution, they also expressed confidence that the company will be able to continue in operation for the foreseeable future, and will be able to realize its assets and discharge its liabilities in the normal course of business,” Jewell said.

Commenting further on the development of Cheal, he said: “We’re on track this quarter to drill another two wells that we expect to boost Cheal production from its current level of about 600bopd to over 1000bopd.

“Once we’ve delivered this phase of the Cheal project, which remains our priority, we can get on with the rest of our long term strategy including ‘Greater Cheal’, Kahili and Cardiff.

“We expect this to start later this year, by drilling Kahili-2 and recommissioning the Kahili field, for which we already have gas sales contracts in place. The field is capable of delivering 8-10mmscf/day and 250 barrels of condensate per day.

“We will be investing in developing those resources, which we have confidence will add future value to the company.”

Jewell said that while he could understand how the media speculation arose, it was unfortunate that the full picture was not presented.

“Let’s hope we get the same level of coverage and interest when we announce our next good news!”

[1]As verified by Independent Oil Field Experts, Sproule International of Calgary, Canada.

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

Phone: Thom Jewell, CEO +64 (4) 495 0880 or Brad Holmes: +1 (713) 304 6962

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions. See our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.